EXHIBIT 99.1

April 29, 2020

AVINO SILVER & GOLD MINES LTD. FIRST QUARTER 2020 FINANCIAL RESULTS TO BE RELEASED
ON WEDNESDAY, MAY 6, 2020

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) plans to announce its First Quarter 2020 financial results after the market closes on Wednesday, May 6, 2020.

In addition, the Company will be holding a conference call and webcast on Thursday, May 7, 2020 at 9:00 am PST (12:00 pm EST).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino First Quarter 2020 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA:1-800-319-4610
Outside of Canada & USA:1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico.  Avino produces from its wholly owned Avino Mine near Durango, Mexico.  The Company’s gold and silver production remains unhedged.  The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.